

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 6, 2017

VIA E-mail
Mr. Robert G. Finizio
Chief Executive Officer and Director
TherapeuticsMD, Inc.
6800 Broken Sound Parkway NW
Third Floor
Boca Raton, Florida 33487

> **Re:** **TherapeuticsMD, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-00100**

Dear Mr. Finizio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance